MANAGEMENT’S DISCUSSION & ANALYSIS – FISCAL 2013

This MD&A was prepared by management as at March 11, 2014, and was reviewed and approved by the Board of Directors.  The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements of Nevsun Resources Ltd. (the Company or Nevsun) and notes thereto for the year ended December 31, 2013.  All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated.  The information provided herein supplements but does not form part of the financial statements.  This discussion covers the year and the subsequent period up to the date of issue of this MD&A.  Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound and per share data.  Additional information relating to the Company, including the Company’s Annual Information Form, which will be filed prior to March 31, 2014, is available at www.sedar.com.

Forward looking statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks more fully described under the Section titled “Risk Factors” below.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Business of the Company

The principal business of Nevsun is the operation of the 60%-owned Bisha Mine in Eritrea, located in northeast Africa.

The Company’s significant exploration and development projects include the development of the Bisha Mine zinc flotation circuit, exploration of the Northwest Zone, which is a potential satellite deposit to Bisha, and exploration of the Mogoraib River license area, including the Hambok mineral resource.

Nevsun is listed for trading on both the Toronto Stock Exchange (TSX) and the NYSE MKT LLC (NYSE MKT) under the symbol NSU.

2013 annual highlights
  Exceeded 15 million hours without a lost time injury
  Completed the copper expansion project on-time and under budget
  Achieved commercial production of copper plant on schedule
  Produced 48 million pounds of copper in concentrate against guidance of 30 to 50 million pounds
  Produced 92,000 ounces of gold in doré plus 20,000 equivalent ounces in precious metals concentrate
  Revenues of $155,698, with average realized gold price per ounce of $1,471
  Net income of $29,254
  Increased annualized dividend by 40% to $0.14 per share
  Maintained strong balance sheet with approximately $420,000 in working capital

Outlook for 2014

2014 Objectives

Maintain top quartile safety performance at Bisha operations

  Execute on social and environmental commitments
  Produce 180 – 200 million pounds of copper
  Achieve C1 cash costs in industry lowest quartile(1)
  Obtain expanded exploration rights and continue generative exploration in Eritrea
  Update mineral resources and reserves estimate for Bisha area deposits
  Continue paying peer leading dividends
(1)	C1 is a non-IFRS measure and includes mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. Non-IFRS measures do not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS) and are, therefore, unlikely to be comparable to similar measures presented by other companies.

Corporate Social Responsibility

Nevsun expects that Bisha Mining Share Company (BMSC) will maintain top quartile safety performance at its Bisha operations and maintain lost time injury rates that are less than the North American mining industry average. Nevsun expects that BMSC will continue to enhance corporate social responsibility program initiatives to reflect evolving international standards.

Operations

BMSC, Nevsun’s 60%-owned Eritrean registered subsidiary that operates the Bisha Mine, will enjoy its first full year of copper concentrate production in 2014 after announcing the start of commercial production in December 2013.

BMSC plans to produce between 180 and 200 million pounds of copper in concentrate in 2014 through processing of approximately 2,100,000 tonnes of ore from Bisha Main pit averaging about 4.6% copper feed grade.  With such high grade ore, the C1 cash cost of producing a tonne of concentrate is expected to be in the lowest quartile worldwide. Based on the mine plan, the copper will be contained in approximately 280,000 tonnes of concentrate, at approximately 30% copper grade. Continued plant optimisation and increased transport logistical efficiency will remain top priorities.

In addition to the above copper production, the Company has considerable additional metal value held in stockpiles that has yet to be monetized. This includes 6,500 tonnes of precious metals concentrate containing about 7,000 ounces of gold with high silver content that it intends to blend with its regular copper concentrate so as to heighten the value of the combined product. The Company has also mined and stockpiled over 100,000 tonnes of oxide ore at over 6 g/t Au containing over 20,000 ounces of gold, and 200,000 tonnes of pyrite sand ore that contains approximately 55,000 ounces of gold with significant silver content. The Company is exploring alternative methods and when to best monetize these stockpiles.

Exploration

In 2013, the Company spent $15,720 to fund 28,835 meters of exploration diamond drilling (124 holes), geotechnical and metallurgical diamond drilling (10 holes), trenching, data evaluation and mineral resource estimation at the Bisha Operation.  No drilling was completed during Q4.  In Q4, work focussed on completing a new resource update for the Hambok deposit and a maiden resource estimate for the Northwest Zone.  These new resources were part of the revised BMSC mineral reserve and mineral resource update released in February 2014.

Bisha Mine Area Exploration:

In 2013, the Company renewed exploration drilling in the immediate Bisha Mine area and by year end had completed 6,223 meters of drilling in 23 holes.  This work highlighted at least three areas where additional drilling is warranted: (1) the Guardian Hill, (2) adjacent and southwest of Bisha, and (3) northwest of Bisha.  Drilling southwest of Bisha began in early 2014.

Northwest Zone:

On January 6, 2014, final assay results were reported from the 220 hole, 18,892 meter resource definition and expansion drilling program completed in 2013 at the Northwest Zone. Work on the maiden open pit constrained resource estimate was prepared and released as part of the updated BMSC mineral reserve and mineral resource estimate in February 2014.

The Northwest Zone was discovered in 2003 by the diamond drilling of an airborne electromagnetic anomaly located approximately 2 kilometers northwest of the Bisha plant facilities. Follow-up ground geophysics, soil sampling and drilling from 2004 to 2006 defined a 600 meter long zone of massive and stringer sulphide mineralization. Further work was deferred while the Bisha deposit was being prepared for mining. A program of in-fill drilling was started in late 2011 designed to fully delineate the open-pit potential. This drill program has now been completed and has successfully extended the mineralization an additional 400 meters in strike length.

The mineralized system at the Northwest Zone is extensive and resource expansion opportunities remain to the north, south and at depth. In July 2013, four holes were drilled beneath the central and northern portions of the deposit. This drilling demonstrated that the mineralized system continues to depth and appears to be thickening to the south where further drilling is warranted. In addition, to the east there is a parallel zone of mineralization that is only defined by limited drilling.

Hambok Deposit and Mogoraib River License Exploration:

Hambok is located on the Mogoraib River Exploration License that was acquired in October 2012.  During 2013, an application was submitted to the Eritrean Ministry of Mines (MoM) to extend the Mogoraib license for one year.  This application was successful after a mandated 25% reduction in area was defined.  The Mogoraib River License now consists of 73.1 square kilometers valid until July 2014 whereupon a successive annual renewal application will be submitted to the MoM.

Hambok represents potential additional mill feed as a copper-zinc massive sulphide mineral deposit located 16 kilometers southwest of the Bisha plant facilities.  A new open pit constrained mineral resource estimate for Hambok was released in February 2014.  Future work will focus on exploring favourable mineralization trends to the immediate north and south of Hambok.

In addition, preliminary analysis of historical data across the Mogoraib River license has highlighted a number of primary targets of interest for additional exploration.  Two of the areas have not been drilled previously and one area has seen only limited drilling with positive results.  Further evaluation of these targets will occur in 2014.

Other Expansion Plans

BMSC will advance its zinc expansion project through 2014, with a target start-up in H1 2016.  The engineering, procurement and construction management (EPCM) contractor has been appointed, initial commitments for long-lead items will be made in Q2 2014 and civil works have commenced along with detailed design. Capital cost for the zinc project will be more closely estimated during H1 2014.

The Company continues to review opportunities to acquire other gold and copper assets.

Highlights of the Bisha Mine

The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over the remaining eleven year mine life.  Nevsun is a 60% shareholder in BMSC, which owns and operates the Bisha Mine.  The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein.  The top layer of the deposit was gold oxide material lying at surface that allowed an early payback of gold phase capital and allowed for funding of the copper phase expansion.  Mining of the gold oxide phase was completed for the most part at the end of Q2 2013.  The copper flotation plant achieved commercial production in late 2013 and development of the zinc flotation circuit, which is expected to be online in late H1 2016, is underway. The Bisha Mine has the full support of the Eritrean Government, whose senior representatives assist Nevsun in expediting development and operations.

Operating review

Key operating information – Bisha Mine:

	Q4 2013	Q3 2013	Q2 2013	Q1 2013	2013	Q4 2012	2012
Oxide ore mined, tonnes(1)	77,000	217,000	425,000	468,000	1,187,000	426,000	1,591,000
Supergene ore mined, tonnes	456,000	342,000	-	7,000	805,000	-	-
Waste mined, tonnes	2,664,000	2,802,000	1,647,000	1,925,000	9,038,000	2,602,000	8,677,000
Strip ratio, (using tonnes)(2)	5.0	5.0	3.9	4.1	4.5	6.1	5.5
Copper phase prestrip, tonnes	-	-	-	-	-	-	1,220,000

Processing – copper:
Tonnes milled	401,000	366,000	-	-	767,000	-	-
Copper feed grade, %	5.1	2.5	-	-	3.9	-	-
Recovery, % of copper	79.7	59.5	-	-	73.5	-	-
Copper in concentrate produced, millions of pounds	36.0	12.0	-	-	48.0	-	-
Copper in concentrate sold, millions of pounds(3)	30.6	-	-	-	30.6	-	-
Copper price realized, per pound	$3.20	-	-	-	$3.20	-	-

Processing – gold:
Tonnes milled	-	-	455,000	432,000	887,000	447,000	1,807,000
Gold grade (g/t)	n/a	n/a	2.75	4.14	3.43	3.85	6.21
Recovery, % of gold	n/a	n/a	79.8	79.0	79.4	84.3	85.8
Gold in doré, ounces produced	1,500	13,300	34,900	42,300	92,000	46,000	313,000
Gold ounces sold	1,200	17,800	36,200	41,500	96,700	53,400	320,700
Gold price realized per ounce	$1,246	$1,323	$1,374	$1,592	$1,471	$1,709	$1,671
(1)	Q4 2013 Includes 62,000 tonnes of pyrite sand ore and 15,000 tonnes of oxide ore.
(2)	In previous disclosures, strip ratio was calculated using bank cubic metres (BCMs). As supergene ore density is nearly double that of previous oxide ore density and haul trucks are limited by tonnage, it is more appropriate to report strip ratio now by tonnes of waste to ore rather than by BCMs of waste to ore.
(3)	Copper in concentrate sold in Q4 2013 was all related to the pre-commercial production period. As a result, the proceeds associated with these sales are offset against pre-commercial production capital costs and are not recorded as revenues.

In December 2013, the Bisha Mine exceeded 15 million man hours without a lost time injury.

2013 was a transition year that saw the wind-down of the oxide ore gold phase and decommissioning of the gold carbon-in-leach (CIL) circuit and commissioning of the copper flotation plant, which achieved commercial production on December 1, 2013.

Overall, more material was mined in Q4 2013 compared to Q4 2012.  Mined ore tonnage for Q4 2013 of 533,000, which included 62,000 tonnes of pyrite sand and 15,000 tonnes of oxide material that were stockpiled and set aside for future processing, blending or direct sale, increased from the 426,000 tonnes mined in Q4 2012. Mined waste tonnage for Q4 2013 of 2,664,000 was roughly equal to the 2,602,000 tonnes in the same quarter of 2012.  In previous disclosures, strip ratio was calculated using bank cubic metres (BCMs). As supergene ore density is nearly double that of previous oxide ore density and haul trucks are limited by tonnage, it is more appropriate to report strip ratio now by tonnes rather than earlier use of BCMs.

Improvements in primary excavator and haul truck availabilities and new equipment, allowed the operation to begin to catch up on waste stripping that fell behind in the first half of 2013.  The Company also changed its blasting practices in light of difficult ground conditions in Q4.  While waste stripping targets for 2013 were not met, the shortfall in waste movement is not expected to affect 2014 copper ore production.

Q4 2013 processing results are not comparable to the Q4 2012 results due to the shut-down and decommissioning of the CIL plant and the commissioning and ramp-up to commercial production of the copper flotation circuit.  In the second half of 2013 the Company was processing supergene ore from the Bisha main pit to produce a copper concentrate that is sold to smelters and traders.  From Q3 to Q4 2013, the copper feed grade improved from 2.5% to 5.1% and copper recoveries improved from 59.5% to 79.7%, respectively.

During 2013 the Company produced 97,000 tonnes of concentrate containing 48 million pounds of copper, of which 63,000 tonnes of concentrate containing 36 million pounds of copper were produced in Q4.  It also shipped 62,000 tonnes of concentrate containing 31 million pounds of copper to customers from the Massawa port.  All of the 2013 concentrate sales were in the fourth quarter and were of copper concentrate produced during the pre-commercial production period.  As a result, proceeds associated with those sales are not recorded as revenue but are offset against capitalized pre-commercial production operating costs.

While the Company continues to further optimize the copper flotation plant, the main focus of the operation remains on ensuring land concentrate transport keeps up with the copper concentrate production.

As to gold processing in the first half of 2013, the Company milled 887,000 tonnes of oxide ore with an average grade of 3.4 grams per tonne and 79% recoveries to produce 77,200 ounces of gold.  The Company produced a further 14,800 ounces of gold in the second half of 2013 as part of the decommissioning and clean out of the CIL plant for a total of 92,000 ounces in the year.  The Company sold 96,700 ounces during the year at an average realized price of $1,471/oz.

The reduction in ounces sold in the three and twelve months ended December 31, 2013, from those sold in the comparative periods from the prior year, results from the wind down and decommissioning of the gold phase, whereas in 2012, the Company was in full gold operation. In prior periods, the Company disclosed the cash cost per ounce of gold sold, a non-GAAP measure. As the CIL plant was decommissioned during Q3 2013, the gold recovered and sold during the second half of 2013 had an unusually low cash cost per ounce sold that is not comparable to previous periods when the Company was in full operation.  As a result of the lack of comparability of the figures, the Company has not disclosed the cash cost per ounce for the three and twelve months ended December 31, 2013, and for the comparative periods.

New mineral resource and mineral reserve estimates

No later than March 31, 2014, the Company will file a Canadian National Instrument 43-101 compliant technical report, with an effective date of December 31, 2013, with respect to the mineral resources and reserves estimates for the Bisha and Harena deposits and will also include mineral resources estimates for the Northwest and Hambok deposits for the first time.  Using a Net Smelter Return (NSR) cut-off of US$39.55 per tonne, the updated Bisha Main probable mineral reserve estimate consists of supergene copper ore of 7.4 million tonnes grading at 3.57% copper, 0.61 g/t gold and 27 g/t silver and primary copper-zinc ore of 18.4 million tonnes grading at 1.02% copper, 5.66% zinc, 0.68 g/t gold and 46 g/t silver.

Copper phase development

The Company concluded its copper phase development in late 2013.  The copper expansion was well under the $125,000 budget, as total capital before any offsets for pre-commercial production operating costs and sales was $106,187, including the copper plant, port facilities and concentrate container transport and handling equipment.  Sales of pre-commercial production copper concentrate were offset against capitalized pre-commercial production operating and selling costs.

Zinc phase development

The target start-up date of the zinc expansion has been moved back to H1 2016 due to the additional supergene ore identified in the recent mineral reserve update.  BMSC will advance its zinc expansion project through 2014.  As of the date of this report, the EPCM contractor has been appointed, initial commitments for long-lead items will be made in Q2 2014 while some civil works and detailed design has commenced. Capital cost for the zinc project will be more closely estimated during H1 2014.

Selected annual financial information

The following annual financial information for the years ended December 31, 2013, 2012, and 2011, were prepared in accordance with IFRS.

Fiscal years ended

In US $000s (except per share data)	December 31, 2013(2)	December 31, 2012	December 31, 2011(1)
Revenues	$155,698	$566,039	$547,770
Operating income	71,395	405,674	417,783
Net income for the year	29,254	246,696	250,034

Net income attributable to Nevsun shareholders	$12,857	$145,262	$147,065
Earnings per share attributable to Nevsun shareholders – basic	0.06	0.73	0.74
Earnings per share attributable to Nevsun shareholders – fully diluted	0.06	0.72	0.73

Total assets	$870,860	$873,696	$775,226
Total long term financial liabilities	$53,802	$38,717	$29,420
Dividends declared, per share	$0.14	$0.10	$0.08
(1)	Gold commercial operations commenced 2011. The 2011 figures reflect operating results from February 22, 2011, the date commercial production commenced at the Bisha Mine, to December 31, 2011.
(2)	Copper commercial operations commenced December 1, 2013. The 2013 figures only reflect gold phase operating results.

Explanations of variations from 2012 to 2013 are contained below.

Results of operations

The Company produced gold doré from its oxide ore reserves from January until approximately mid-June 2013.  In July the decision was made to cease CIL operations and move to full copper flotation commissioning.  Commercial production of the flotation plant was achieved in late Q4 2013.  During the year ended December 31, 2013, all gold doré sales were recorded as revenues, along with the associated costs of production.  All costs associated with pre-commercial operating and selling costs were deferred and offset against copper concentrate sales.

Management was active in evaluating business development opportunities throughout the year.  Activities include extensive technical due-diligence on several copper and gold assets, including several site visits.

The following variances result when comparing operations for the year ended December 31, 2013, with the year ended December 31, 2012 (in US $000s, except per ounce data).  Explanations for variances for revenues, operating expenses, royalties and depreciation and depletion can be principally attributed to there being only six months of commercial gold operations in 2013 compared to a full year in 2012.  Refer to the audited annual consolidated financial statements.

Revenues:  The Company’s revenues for 2013 of $155,698 (2012 – $566,039) are comprised of revenues on gold sales of $142,241 (2012 - $535,945) and revenues on by-product silver sales of $13,457 (2012 - $30,094).  Gold revenues included sales of 96,700 ounces of gold (2012 – 320,700 ounces) at an average realized price of $1,471 per ounce (2012 – $1,671 per ounce).  These average realized prices per ounce of gold sold compare to the average market price per ounce (London PM Fix) of $1,411 for 2013 and $1,669 for 2012.  Included in revenues are silver by-product revenues for 2013 from sales of 507,935 ounces of silver (2012 – 962,000 ounces) at an average realized price of $24.63 per ounce (2012 – $31.28 per ounce).

Operating expenses:  The Company’s 2013 operating expenses were $62,848 (2012 – $103,432).  Operating expenses decreased in 2013 due to six months of gold commercial operations, including wind-down in Q2, compared to a full year of commercial operations in 2012.

Royalties:  The Company incurs a 5% precious metals royalty on gold and silver doré sales.  In 2013 royalty expenses of $8,070 (2012 – $27,898) were recorded on gold and silver sales.

Depreciation and depletion:  In 2013, depreciation and depletion of $13,385 (2012 – $29,035) was recorded.

Administrative:  Administrative costs for 2013 were $14,537 (2012 – $8,261), up $6,276 from 2012.  The increase is due primarily to a $2,135 increase in non-cash share-based payments expenses resulting from the timing, issuance and vesting of options issued in 2012 and 2013.  In 2013, there was also an increase in non-cash stock appreciation rights expense of $1,097, as compared to 2012, resulting from an increase in the Company’s share price, which resulted in an increase in the stock appreciation rights liability.  The increases in share-based payment expenses and stock appreciation rights were in addition to increases in business development costs of $934, salaries and benefits of $1,989 and legal fees of $319. Corporate salaries and employee benefits rose from $3,566 in the year ended December 31, 2012, to $5,555 in the year ended December 31, 2013, reflecting the addition of four new senior executives, recruitment fees and increases in salaries and wages.  The increase in business development expenses reflects the Company’s expanded efforts to identify, evaluate and conduct due diligence on potential acquisitions.  Other administrative expenses increased $121 from $3,772 in the year ended December 31, 2012, to $3,893 in the year ended December 31, 2013.

Income taxes:  Income tax expense for 2013 of $30,186 (2012 – $154,049) is comprised of current income tax expense of $20,702 (2012 – $149,532) related to the BMSC mining operations at an effective rate of 38% and deferred income tax expense of $9,484 (2012 – $4,517).

Net income:  Net income for 2013 was $29,254 (2012 – $246,696) of which $16,397 (2012 – $101,434) is attributable to non-controlling interest and $12,857 (2012 – $145,262) is attributable to Nevsun shareholders.

Selected quarterly financial information

Selected consolidated financial information from continuing operations for the most recent eight quarters, prepared in accordance with IFRS, are presented below:

In US $000s (except per share data)	2013 4th	2013 3rd	2013 2nd	2013 1st
Revenues	$4,000	$25,783	$54,785	$71,130
Operating income	587	12,980	20,049	37,779
Net income (loss) for the period	(4,860)	4,306	10,305	19,503

Net income (loss) attributable to Nevsun shareholders	(4,212)	1,170	5,274	10,625
Earnings (loss) per share attributable to Nevsun shareholders – basic	(0.03)	0.01	0.03	0.05
Earnings (loss) per share attributable to Nevsun shareholders – diluted	(0.03)	0.06	0.03	0.05

In US $000s (except per share data)	2012 4th	2012 3rd	2012 2nd	2012 1st
Revenues	$98,944	$169,992	$147,713	$149,390
Operating income	59,893	125,482	109,671	110,628
Net income for the period	35,432	75,636	66,865	68,763

Net income attributable to shareholders	20,245	44,211	39,568	41,238
Earnings per share attributable to Nevsun shareholders – basic(1)	0.10	0.22	0.19	0.21
Earnings per share attributable to Nevsun shareholders – diluted(1)	0.10	0.22	0.19	0.20
(1)	Total earnings per share attributable to Nevsun shareholders for the four quarters of 2012 when added together do not agree to the annual figures due to rounding differences.

Explanations of variations from Q4 2012 to Q4 2013 are contained below.

Fourth quarter 2013 review

During the three months ended December 31, 2013, the Company achieved commercial production of the copper flotation plant and completed decommissioning the CIL plant.  All concentrate sales in the quarter were of material produced during the pre-commercial production period.  As a result, proceeds associated with those sales are not recorded as revenue but are offset against capitalized pre-commercial production operating costs.  There was a final sale of precious metals doré that was recorded as revenue.  In addition, the Company sold one tonne of high-grade pyrite sand ore to a smelter and recorded it as revenue.

The following variances result when comparing operations for the three month period ended December 31, 2013, with the same period of the prior year (in US $000s, except per ounce data).  All of the variances for revenues, operating expenses, royalties and depreciation and depletion are attributable to the Company having a full quarter of gold operations in Q4 2012 compared to being in a pre-commercial copper concentrate production state for most of Q4 2013:

Revenues:  The Company’s Q4 2013 revenues were $4,000, compared to Q4 2012’s $98,944. Q4 2013 gold revenues included sales of 1,200 ounces of gold (Q4 2012 – 53,400 ounces) at an average realized price of $1,246 per ounce (Q4 2012 – $1,709 per ounce).

Operating expenses:  The Company recorded operating expenses for Q4 2013 of $2,521 (Q4 2012 - $28,230).  The low amount of operating expenses in Q4 is a result of the operation being in a pre-commercial production state through November 30, 2013.

Royalties:  The Company incurs a 5% precious metals and 3.5% base metals royalty on metals sales.  In Q4 2013 royalty expenses of $320 (Q4 2012 - $4,964) were recorded on 1,200 ounces of gold and silver sales (Q4 2012 – 53,400 ounces).

Depreciation and depletion:  In Q4 2013, depreciation and depletion of $572 (Q4 2012 - $5,857) was recorded. Depreciation is primarily calculated using the units-of-production method with gold ounces produced and ore tonnes mined as the basis for the calculation.

Administrative:  Administrative costs, comprising head office salaries, professional fees, share based payments expense and other general and administrative expenses in Q4 2013, were $4,577 and were comparable to the administrative costs of $3,145 in Q4 2012.

Liquidity and capital resources

The Company’s cash and cash equivalents at December 31, 2013, were $302,724 (December 31, 2012 – $396,404).  The Company is confident this cash, along with ongoing operating cash flows, will be sufficient to meet its ongoing operating and capital requirements.

During the year ended December 31, 2013, the Company generated $15,590 in cash flows from operating activities (year ended December 31, 2012 – generated $193,815).  The difference in year-over-year operating cash flows arises principally from lower production due to winding down the gold phase in 2013 and to the $60,484 in income taxes the Company paid in 2013 (2012 – paid $209,586).  Of the income tax payments made in 2012, $114,409 related to the 2011 fiscal year and the balance was on account of installments for the 2012 fiscal year.

The Company used $85,858 in investing activities in 2013 (2012 – used $88,091).  In 2013, the Company used $117,741 (2012 – used $75,201) in mineral properties, plant and equipment and $15,720 (2012 – used $11,263) in exploration work. The Company received $71,255 in receipts on copper concentrate sales during the pre-commercial production period.  During 2013 the Company loaned $16,750 (2012 – $nil) to non-controlling interest.

The Company used $23,412 in its financing activities in 2013 (2012 – used $56,902).  During 2013, the Company paid dividends to shareholders of $23,880 (2012 – $19,989).  During 2012, the Company distributed $68,000 to non-controlling interest and received payments from non-controlling interest, as partial payment on the sale of 30% of the Bisha Mine, of $34,223.  In 2012, the Company spent $6,272 to repurchase and cancel 1,732,600 common shares.  No such repurchases and cancellations were made in 2013.  In 2013, the Company received $468 (2012 – received $1,363) from the issuance of common shares related to the exercise of stock options.

Commitments and contractual obligations

As of December 31, 2013, the Company had the following contractual obligations:

In US $000’s	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments and contractual obligations	$15,406	$15,406	$-	$-	$-
Mine closure and restoration	37,000	280	1,400	945	34,375
Minimum operating lease payments	5,345	4,722	623	-	-
Total contractual obligations	$57,751	$20,408	$2,023	$945	$34,375

The Company also has an environmental bond to cover remediation liabilities for Bisha in the amount of $15,000 at a cost of 1% per annum.

The above table includes the Company’s estimated obligation for mine closure and restoration following completion of mining activities at the Bisha Mine and is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist.  Based on the specialist’s conclusions, the undiscounted amounts of the estimated obligations for restoration and closure of the operations, adjusted for estimated inflation of 3%, are approximately $37,000.  While the Company has recorded the fair value for the mine closure and restoration obligation using a pre-tax discount rate of 4.63%, the amounts reflected in the above table represent the undiscounted amounts estimated at the time of payment.  Ongoing reclamation costs incurred as part of normal mining operations are expensed as incurred.

Off-balance sheet arrangements

The Company has not entered into any specialized financial arrangements to minimize its commodity price risk, investment risk or currency risk.  There are no off-balance sheet arrangements.

Contingencies

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012, and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the U.S. Actions).  The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012.  Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class.  By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. The consolidated amended complaint expanded the purported class period to run from March 28, 2011, until February 6, 2012, and asserted alleged misrepresentations and omissions relating the Bisha Mine’s “strip ratio” throughout 2011, the omission of “material negative trends”, allegedly in violation of a disclosure duty under U.S. Regulation S-K, and the departure of certain senior executives at the Bisha Mine.  On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. On September 27, 2013, the Court granted in part and denied in part the motion to dismiss. The parties thereafter agreed to suspend the litigation pending a settlement mediation of the case, in which the parties will seek to voluntarily resolve the case without further litigation. On October 22, 2013, the district court ordered that further legal proceedings would be suspended until February 28, 2014. A mediation was held on December 9, 2013, and the parties were unable to settle the case at that time. Thereafter, plaintiffs moved the court to lift the stay, and on February 4, 2014, the court granted the motion.  Defendants filed their answer to the Complaint on February 28, 2014. A pre-trial conference is scheduled on April 10, 2014. The parties are continuing to discuss settlement of the U.S. case, as part of a global settlement of both the U.S. case and the Canadian case described below.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012, naming the Company and certain officers of the Company as defendants (hereafter the Canadian Actions).  The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces; (ii) negligent misrepresentation; and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine.  The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011, to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges.  The plaintiffs amended their claim on February 13, 2013, to add further detail to their factual allegations.  The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100 million plus interest and costs, on behalf of the putative class.  The Canadian Actions are expected to proceed more slowly than the U.S. Actions, due to differences between U.S. and Canadian procedural rules.

On October 2, 2013, the plaintiffs filed their motion for class certification and for leave to proceed with a claim under Part XXIII.1 of the Ontario Securities Act. The hearing of these motions has not yet been scheduled.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions, or the costs associated with the defense of the cases, which are subject to future rulings in the cases.  The Company believes the allegations are without merit and will vigorously defend itself in these actions. The claims in the cases have been tendered for coverage under the Company’s directors and officers insurance policies. Management believes that the insurance available under such policies will be adequate to cover any costs incurred by the Company in connection with the defense of the cases.

Outstanding share data

As of March 11, 2014, the Company had 199,347,802 shares and 11,218,500 options issued and outstanding.

Financial instruments and risk management

The following describes the use of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks:

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, trade receivables, and due from non-controlling interest.  In order to manage credit risk, the Company deposits cash and cash equivalents kept in highly liquid instruments with high credit quality financial institutions.  Such instruments are managed by independent financial managers with ultimate oversight by the Company.  Given the strong credit ratings of these institutions, management does not expect any counterparty to fail to meet its obligations. Additionally, a high percentage of the funds are maintained in accounts outside of Africa.

As at December 31, 2013, the Company’s credit risk related to the recovery of trade accounts receivable included receivables of $43,632 related to copper concentrate and precious metals doré sales due from six customers.

Copper concentrate sales started in the fourth quarter of 2013 and are subject to credit risk related to trade receivables from the sale of metals in concentrate.  The Company tries to limit credit risk exposure on sales of concentrate by selling its product to large, international purchasers with high credit ratings, and requiring purchasers to issue letters of credit with high credit quality financial institutions to support such purchases.  Additionally, the Company intends to maintain separate and sufficient insurance and will require the transporters of its concentrates to carry sufficient insurance to prevent loss during transportation.

The Company does not consider credit risk associated with the recovery of value added taxes (VAT) and other receivables, which at December 31, 2013, totaled $11, to be a significant risk.

The Company is also subject to credit risk related to due from non-controlling interest, which at December 31, 2013, was $83,194.  Due from non-controlling interest is collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership.  Management expects that cash flow will be sufficient to allow collection in full from non-controlling interest and, as a result, credit risk on exposure on due from non-controlling interest is not considered to be a significant risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  This approach includes a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure.

In the opinion of management, the working capital at December 31, 2013, of approximately $420,000, together with future cash flows from operations, is sufficient to support the Company’s operations and expansion plans.

Market risk

Price risk:  The Company is, or will be, subject to price risk from fluctuations in market prices of gold, copper and other metals.  As discussed above in respect of metals in concentrate, there is a time lag between the time of initial payment on shipment and final settlement pricing, and changes in the price of gold, copper and other metals during this period impact the Company’s revenues and working capital position.  The Company’s policy is not to hedge precious metals doré or base metal concentrate sales.  Accordingly, as at December 31, 2013, and as of the date of this MD&A, the Company has not entered into any hedge contracts or other financial arrangements to minimize its commodity price risk.

Sales of copper concentrate are recognized on a provisional pricing basis when risks and rewards, transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of the related receivables will vary as the price for the underlying commodity varies in the metal markets. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as a change in revenue at each balance sheet date and at final settlement.

Currency risk:  Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  Exchange rate fluctuations may affect the costs that the Company incurs in its operations.  The Company’s functional currency is the United States dollar, and while metals sales are in US dollars, certain of the Company’s costs will be incurred in other currencies, namely the Eritrean nakfa, Canadian and Australian dollars, Euro and South African rand.  Additionally, the Company also holds cash and cash equivalents that are denominated in currencies that are subject to currency risk.  Accounts receivable and other current and non-current assets not denominated in US dollars relate to goods and services taxes, income taxes and value-added taxes.

The Eritrean nakfa is directly tied to the US dollar.  At December 31, 2013, net financial liabilities denominated in Canadian dollars are $1,846, South African rand are $134, Australian dollars are $195 and Euros are $186.  A 10% strengthening of the US dollar against these currencies at December 31, 2013, with all other variables held constant, would have resulted in an estimated gain on the Canadian dollar denominated net financial liabilities of $185, an estimated gain on South African rand denominated net financial liabilities of $13, an estimated gain on the Australian dollar denominated net financial liabilities of $19, and an estimated gain on the Euro denominated net financial liabilities of $19.  As a result, management does not consider currency risk to be significant.

Interest rate risk:  Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.  The Company is not exposed to interest rate risk on any outstanding borrowings, but is exposed to interest rate risk on amounts due from non-controlling interest.  A 1% increase or decrease in the interest earned from amounts due from non-controlling interest is estimated to be $660 and would result in a nominal increase or decrease in the Company’s after-tax net income.

Fair value versus carrying amounts: The carrying amount of financial assets and liabilities carried at amortized cost is a reasonable approximation of fair value.

Proposed transactions

The Company continually reviews opportunities for growth, however, there are no proposed asset or business acquisitions or dispositions currently under offer.

Critical accounting policies and estimates

The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).  The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's annual consolidated financial statements, respectively.

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.  Management reviews its estimates and assumptions on an ongoing basis using the most current information available.  Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities and are accounted for prospectively.

Critical judgments in the application of accounting policies:

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recorded in the financial statements are as follows:

Commencement of commercial production:  Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against those capitalized costs.  Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached.  Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in the audited consolidated financial statements have been impacted by management’s determination that its Bisha Mine reached the operating levels intended by management on December 1, 2013.

Functional currency:  The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the U.S. dollar.  Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Capitalization of exploration and evaluation costs:  Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.  During the year, the Company capitalized a total of $15,720 (2012 - $11,263) of exploration and evaluation expenditures.

Assets’ carrying values and impairment charges:  The Company’s recoverability evaluation of its mineral properties, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described below under Risk Factors.  Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations.  The Company has relied on mineral resource and reserve reports by independent engineers on the Bisha Property in Eritrea.  All of these assumptions are potentially subject to change, out of the Company’s control and such changes are not readily determinable.  Accordingly, there is always the potential for a material adjustment to the value assigned to mineral properties, plant and equipment.

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral properties, plant and equipment are impaired.  External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral properties, plant and equipment.  Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s mineral properties, plant and equipment, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties using an appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mineral properties, plant and equipment.

Key sources of estimation uncertainty:

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

Mine closure and restoration costs:  The Company has an obligation to reclaim its property after the minerals have been mined from the site.  As a result, the Company has recorded a liability for the best estimate of the reclamation and closure costs it expects to incur.  The Company has estimated applicable inflation and discount rates as well as expected reclamation and closure time frames.  To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

Share-based payments:  The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options.  The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however future volatility is inherently uncertain and the model has its limitations.  While these estimates can have a material impact on the share-based payments expense and hence, results of operations, there is no impact on the Company’s financial condition or liquidity.

Classification of current and non-current portion of due from non-controlling interest:  In determining the classification of current and non-current portion of due from non-controlling interest, the Company makes estimates of the future after-tax cash flows expected to be derived from the Bisha mining operation.  Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future expansionary and non-expansionary capital expenditures could result in a change in the classification of the current and non-current portions of the due from non-controlling interest.

Operating expenses and valuation of work-in-progress inventory:  In determining operating expenses recognized in the period, the Company’s management makes estimates of quantities of ore on stockpiles and in process and the recoverable gold in this material to determine the cost of finished goods sold during the period.  Changes in these estimates can result in a change in operating expenses in future periods and carrying amounts of inventories.

Deferral of stripping costs:  In determining whether stripping costs incurred during the production phase of a mineral property relate to reserves and resources that will be mined in a future operating period and therefore should be capitalized, the Company makes estimates.  Where production stripping activity does not result in inventory produced, but does provide improved access to the ore body, the costs are deferred when the stripping activity meets the following: (1) it is probable the Company will be the future beneficiary of the stripping activity; (2) the Company can identify the component of the ore body for which access has been improved; and (3) the costs relating to the stripping activity associated with that component can be measured reliably.  Deferred stripping costs are capitalized to property, plant and equipment and are depreciated on a units-of-production basis.

Estimated recoverable copper pounds, gold ounces, and ore reserve tonnes: The carrying amounts of the Company’s mineral properties, plant and equipment are depleted based on recoverable copper pounds, gold ounces, and ore reserve tonnes. Changes to estimates of recoverable copper pounds, gold ounces, ore reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depletion rates and impairment analysis.

Trade receivables: The value of copper concentrate trade receivables is based on the spot market price of copper as at the balance sheet date. Fluctuations in the underlying market price of copper can cause significant changes to the ultimate final settlement value of the receivables and final revenue recorded can vary significantly as a result.

Income taxes:  In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.  In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.  Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Contingencies:  Due to the nature of the Company’s operations, various legal, tax or other matters can be outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.  Refer to Contingencies in this MD&A.

Disclosure controls and procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining the Company’s disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings and other reports filed or submitted is recorded, processed, summarized and reported, within the appropriate time periods and is communicated to senior management, including the Chief Executive Officer and Chief Financial Officer on a timely basis so that the appropriate decisions can be made regarding public disclosures.

The Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective.

Changes in internal control over financial reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of management and the Company’s directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in theInternal Control – Integrated Framework(1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company’s internal control over financial reporting was appropriately designed and operating effectively as of December 31, 2013.

BMSC, began selling copper concentrates for the first time during the year ended December 31, 2013.  A new copper concentrate sales tracking and reporting system was implemented at BMSC to record, process and report this new business process.  The Company updated its internal controls over financial reporting, as necessary, to accommodate modifications to its business and financial reporting procedures in connection with this new business process and system implementation.  As at December 31, 2013, BMSC’s assets constituted approximately 55% of the Company’s total assets.

$112,916 in copper concentrate sales were recorded in the pre-commercial operating period.

Other than the concentrate sales system implementation at BMSC and the processing of concentrate sales, no other changes in internal controls over financial reporting occurred during the quarter ended December 31, 2013 that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in accounting standards including initial adoption

The following accounting standards were adopted by the Company in 2013:

(a)          Lease arrangements

Leases that transfer substantially all of the benefits and risks incidental to the ownership of property to the Company are accounted for as finance leases. Assets under finance lease are originally capitalized at the lower of the fair market value of the leased property and the net present value of the minimum lease payments. Each lease payment is allocated between the finance lease obligation and finance charge. The plant and equipment acquired under finance lease is depreciated over the shorter of the asset’s useful life and the lease term. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. Where a lease is prepaid, the obligation is offset against the prepayment.

The Company enters into arrangements that are in substance leasing arrangements and are accounted for in accordance with this policy.

KPMG LLP, the Company's Independent Registered Public Accountants, have audited the annual consolidated financial statements of the Company for the year ended December 31, 2013, and have also issued a report on the internal controls over financial reporting based on the criteria established in the Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(b)        Consolidation

In May 2011, the IASB issued IFRS 10 –Consolidated Financial Statements(IFRS 10), which supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 –Disclosure of Interests in Other Entities(IFRS 12) which combines and enhances the disclosure requirements for the Company’s subsidiaries and associates. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

The adoption of IFRS 10 and IFRS 12 has not had a significant impact on the Company’s consolidated financial statements.

(c)        Fair value measurement

In May 2011, the IASB issued IFRS 13 –Fair Value Measurement(IFRS 13) as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures.  IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.  The adoption of IFRS 13 has not had a significant impact on the Company’s consolidated financial statements.

Accounting standards issued by the IASB but not yet effective:

(a)        IFRS 9 Financial instruments

The IASB intends to replace IAS 39 –Financial Instruments: Recognition and Measurement(IAS 39) in its entirety with IFRS 9 –Financial Instruments(IFRS 9) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit and loss, financial guarantees and certain other exceptions. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in the entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI, without having to adopt the remainder of IFRS 9. In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015, but rather be left open pending the finalization of the impairment and classification of measurement requirements.

The Company is evaluating what the impact the final standard is expected to have on its consolidated financial statements.

(b)        IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 –Levies(IFRIC 21), which sets out the accounting for an obligation to pay a levy that is not income tax.  The interpretation addresses what the obligating event is that gives rise to pay a levy and when it should a liability be recognized.

The Company does not anticipate the application of IFRIC 21 to have a significant impact on its consolidated financial statements.

Related party transactions

Except for those transactions with the non-controlling interest disclosed in this MD&A, there were no material transactions with related parties during the years ended December 31, 2013, and 2012.

Quality assurance

Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration statements of this MD&A and approved its dissemination.

Risk factors

The business and operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry, including but not limited to the acquisition, financing, exploration, development, operation and production of metals at its mining properties. The risks below, some of which are summarized elsewhere in this Report, are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk. Revenue and profitability of the Company’s operations will be dependent upon the market price of mineral and materials commodities.  The Company’s revenues are substantially attributable to the sale of copper concentrate and other metals.  Prices of copper, gold and other metals are key performance drivers for the Company and fluctuations in the prices of these commodities can have a significant impact on the Company’s operations and financial performance.  The Company does not enter into any commodity hedging and accordingly is fully exposed to price risk.  The price of copper, gold, and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for copper, gold and other metals are affected by various factors, including political events, economic conditions, competition, production costs, and governmental policies.  If the market price of copper, gold or other metals falls significantly from its current level, the production and ongoing mine development at Bisha or any other project of the Company may be rendered uneconomic and the production or development at Bisha or any other project may be suspended or delayed.  In addition, if the market price of copper or gold were to drop and the prices realized by the Company on copper concentrate and other metals gold sales were to decrease significantly and remain at this level for a significant period of time, profitability of the Company and cash flow would be negatively affected.

Mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The Bisha Mine’s power generation plant and mobile equipment fleet are diesel fueled.  As fuel costs are a significant component of the Company’s operating costs, changes in the price of diesel could have a significant effect on its operating costs and adversely affect profitability. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions and applicable governmental policies.

Exploration, development and operating risks. Mining operations generally involve a high degree of risk.  The Company’s operating mine in Eritrea is subject to all the hazards and risks normally associated with mineral production, including damage to or destruction of plant and equipment, unexpected geologic formations, pit collapse, injury or life endangerment, environmental damage, fire, equipment failure or structural failures, such as retaining walls or tailings dams, potentially resulting in environmental pollution and consequent liability.  The Company may also be unable to effectively manage the sulphide rich reactive ground as it affects blasting and continuous ore supply and experience unplanned detonations resulting from reactive[1] ground or experience a failure of drilling, processing and mining equipment or unanticipated costs and downtimes due to optimizing the copper floatation plant and its operating facilities.   These costs, downturns and other risks can have a material, adverse effect on the Company’s operating costs and results, its operations and financial position.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. There is no certainty that expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or future development.  Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which include estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the particular attributes of the deposit such as size, grade and metallurgy, expected recovery rates of metals from the ore, proximity to infrastructure and labour, the cost of water and power, anticipated climatic conditions, cyclical metal prices, fluctuations in inflation and currency exchange rates, higher input commodity and labour costs, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

Major expenses may be required to locate and establish additional mineral reserves.  It is impossible to ensure that the exploration or development programs planned by Nevsun will result in additional profitable commercial mining operations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Nevsun not receiving an adequate return on invested capital.  The Company significantly relies on the analyses performed by its Qualified Persons to estimate resources and reserves, and such estimates may be subject to material risks and uncertainties.

The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Foreign operation and political risks. The Company conducts operations in Eritrea through foreign subsidiaries with financial assets in Barbados and Eritrea, and substantially all of its assets are held in such entities.  While the Company believes that the political climate of these countries and strong government support in Eritrea provide a stable environment for its operations, there is no guarantee against any future political, or economic instability in these countries or neighbouring countries which might adversely affect the Company.

Political unrest in Egypt, Libya, Syria, Yemen, Saudi Arabia, Somalia, South Sudan, Sudan and other countries in the region has had an impact on investor confidence with companies operating in northern Africa, including Eritrea, even though no direct effect is evident or anticipated in the operations at Bisha or communications with the Eritrean government.  New government regulations in Canada, the United States or other countries in which the Company operates adversely affect the Company’s future business and operations.  In addition, intervention by the international community through organizations such as the United Nations could affect the political risk of operating in Eritrea. In December 2009 the United Nations Security Council (UNSC) imposed sanctions on Eritrea related to an arms embargo, which in itself has had no direct impact to the Bisha Project, except to cause some uncertainty as to how UN member states may continue to deal with the country. In December 2011 the UNSC provided additional sanctions

[1] Reactive ground is a term to describe ground in which an exothermic chemical reaction between sulphides (in this case pyrite, which is an iron sulphide) contained in rock at Bisha and the ammonium nitrate contained in explosives may take place.

guidance to member states.  Effects of the sanctions could impact the Company’s ability to operate efficiently.  There are also unresolved tensions between Ethiopia and Eritrea and the possibility of future armed conflicts between Ethiopia and Eritrea by rebel groups or otherwise which could affect or interfere with continued operations at Bisha.

Other risks the Company may face in operating in foreign jurisdictions include unforeseen government actions, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls, export controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or other events.

All or any of these factors, limitations, or the perception thereof could impede the Company’s activities, result in the impairment or loss of part or all of the Company’s interest in the properties, or otherwise have an adverse impact on the Company’s valuation and stock price.

Infrastructure risk. Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Disruption or curtailment of access to or maintenance of such infrastructure or supplies, be it due to inclement weather, wear and tear, or other reasons, could have an adverse material impact on ability to service and operate due to higher costs or business interruption. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Transportation risk. Delivery to the mine operation of required operating consumables and fuel as well as delivery to the various smelters of mine produced concentrates is most often subject to third party contractors, be it land transport in country or sea freight to and from the ocean port.  To a large extent there are many factors outside the control of the Company which can adversely affect the delivery of these key consumables or the export of these metal concentrates ranging from elevated transport costs to significant delays or temporary stoppage in product movement. The Company may be unable to achieve transport logistical efficiencies in the transportation of copper concentrate from the mine site to port.  Of particular concern is the performance of the transport contractor responsible for land delivery of copper concentrates from mine gate to the port of Massawa. There remains a risk that the contractor will not be able to transport the required volume of concentrate due to various factors such as an inadequate number of trucks, poor maintenance of those trucks, or an inadequate number of trained drivers to operate the trucks.  In addition, there may be difficulties in chartering marine bulk carriers into Massawa in a timely manner to transport concentrate from the port of Massawa to overseas customers.  There is also a risk of piracy with respect to marine transport in and around the Gulf of Aden and the risk that the port of Massawa could become inaccessible in the event of piracy, military conflict or political unrest.  Any interruption in the delivery chain from mine site to customers could both halt mine process plant production due to limited storage capacity for concentrates (as well as risks associated with build-up of concentrate stocks exposed to the elements) leading to business interruption losses, and could also breach terms and conditions of offtake agreements some of which may specify required quantities of concentrate over set time periods. These factors could have a material impact on results of the operation and associated revenues and costs.

Key executive risk. The Company is to a large degree dependent on the services of key executives and senior personnel.  The loss of these persons or the Company’s inability to attract and retain executives and personnel with the qualifications necessary to operate the business successfully may adversely affect its business and future operations.  The Company competes with numerous other companies for the recruitment and retention of qualified executives and employees.

Expatriate and third-party nationals skills risk. The Company’s Eritrean operations are the first modern commercial mining operation in that jurisdiction.  As a result, the Company is reliant on attracting and retaining expatriate and third-party nationals with mining experience to staff key operations and administration management positions.  The Company’s inability to attract and retain personnel with the skills and experience to manage the operation and train and develop staff, due to the intense international competition for such individuals, may adversely affect its business and future operations.

Labour risk. The Company is dependent on its workforce to extract and process minerals, and is therefore sensitive to a labour disruption of the Company's mining activities or changes to laws. The Company endeavours to maintain good relations with its workforce in order to minimize the possibility of strikes, lock-outs and other stoppages at its work sites.  Relations between the Company and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions, and the relevant governmental authorities in whose jurisdictions the Company carries on business.

Mineral reserve and mineral resource estimate risk. The tabulated data for mineral reserves and mineral resources presented in figures in this document and contained in the Company’s continuous disclosure documents filed on SEDAR (www.sedar.com) and EDGAR (http://www.sec.gov/edgar.shtml) are estimates generated by Qualified Persons, and no assurance can be given that the anticipated tonnages and grades will be achieved or, in the case of reserves, that the indicated level of metallurgical recovery will be realized.  Actual reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

There are numerous uncertainties inherent in estimating quantities of mineral resources and reserves, including many factors that are beyond the Company’s control.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining including costs of fuel and other critical operating consumables, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results or any assumptions in the historical resource estimates turn out to be incorrect, incomplete or flawed in any respect or the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions,  could result in material downward or upward revision of current estimates.

Production risk. As is typically the case with the mining industry, no assurances can be given that future mineral production estimates will be achieved. Estimates of future production for the Company’s mining operations are derived from the Company’s mining plans.   These estimates and plans are subject to change, including changes based on actual mining results at various phases of the mining operations.  The Company cannot give any assurance that it will achieve its production estimates.  The Company may not be able to effectively manage potential deleterious elements contained within the ore to ensure continued saleability of concentrates produced at projected costs.  The Company may not be able to effectively manage the combination of oxidation of ore stocks coupled with in pit water inflow which may adversely affect flotation and quality of concentrates produced. There is a further risk that the potential reactive nature of the ore and waste with high pyrite (sulphides) content and its reactivity with ammonium nitrate contained in explosives will have a negative impact on ore and waste blasting efficiencies and result in increased costs.  Any process plant adjustments or modifications to further optimise and improve operating efficiencies could result in significant capital expenditures and have an impact on process plant productivity or result in a temporary shutdown to rectify the issues.  TheCompany’s failure to effectively manage these and other matters and to achieve its production estimates could have a material and adverse effect on the Company’s future cash flows, results of operations, production cost, financial condition and prospects.  The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions, hydrologic conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical or mineralogical characteristics) and estimated rates and costs of production, and include assumptions derived by geological block models developed by the Qualified Person in consultation with Company personnel.  Actual production may vary from such estimates for a variety of reasons, including risks and hazards of the types discussed above, and as set out below, including:

  greater mining dilution than expected affecting geological grades and material movement;
  accidents;
  mobile and fixed plant equipment failures;

  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  unforeseen geotechnical structures and faults leading to pit wall failures and production delays;
  adverse chemical nature and potential acidity and amount of in-pit water;
  unexpected or higher than anticipated occurrence of deleterious elements in the ore such as arsenic, selenium and tellurium impacting subsequent concentrate quality;
  higher than expected oxidation of in-pit ore stocks adversely impacting flotation characteristics and subsequent concentrate quality;
  encountering unusual or unexpected mineralogy conditions including reactive sulphide rock with ammonia nitrate based explosives adversely affecting blasting procedures and productivity;
  changes in power costs and potential power shortages;
  shortages of principal supplies (fixed components, parts and consumables) needed for operations;
  strikes and other actions by labour;
  unanticipated costs, delays or downtime due to maintenance or further required optimisation of the process plant and operation facilities; and
  regulatory restrictions imposed by government agencies.

Such occurrences could, in addition to stopping or delaying mineral production or impacting quality and saleability of metal concentrates, result in damage to mineral properties, injury or death to persons, damage to the Company’s property or the property of others, monetary losses and legal liabilities.  These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable.  Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by the Company’s personnel and outside consultants) but it is possible that actual operating costs and economic returns will differ significantly from those currently estimated.

Need for additional reserves risk. Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its reserves at its mines.  The life-of-mine estimates included in the Company’s continuous disclosure documents filed on SEDAR and EDGAR are subject to adjustment.  The Company’s ability to maintain or increase its annual production of gold, copper and other commodities will be dependent in significant part on its ability to bring new mines into production and to expand reserves at existing mines.  The Bisha Mine has an estimated 11 year mine life remaining.

Permitting risk. The Company’s operations and future development are subject to receiving and maintaining permits from appropriate governmental authorities and the granting of new exploration and other licenses and permits.  There is no assurance that delays will not occur in connection with obtaining all necessary renewals of existing permits for current operations or exploration tenements, or for additional permits for any possible future changes to operations or applications for new exploration tenements, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will obtain or continue to hold all permits necessary to develop or continue operating at any particular property.  Any failure to obtain or maintain requisite permits could have a material adverse effect on the Company and its future production.

Putative class action and litigation risk. The Company and certain of its directors and officers is party to legal proceedings, which, if decided adversely to the Company or any of its directors or officers, may have a material effect on the financial or business position or prospects of the Company.  Investors are urged to read the description of the pending legal proceedings set out under the heading, Contingencies.  Any litigation could result in substantial costs and damages and divert management’s attention and resources.

Risks related to the construction, plant expansion, transition to zinc phase at Bisha, optimisation of current process plant, and start-up of new mining operations or mining phases. The success of construction projects, plant expansions and their optimisation, the transition to primary production at Bisha or the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations, including environmental permits, price escalation on all components of construction, plant expansion, transition to primary production or start-up of new mines, the underlying characteristics, quality and unpredictability of the exact nature of mineralogy and metallurgy of a deposit and the consequent accurate understanding of doré or concentrate production, the successful completion and operation of conveyors to move ore and other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction, expansion or transition activities or start-up of new mines, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the construction or operational elements could delay or prevent the construction projects, plant expansions, the transition to supergene or primary production at Bisha as planned, or the start-up of new mines. There can be no assurance that current or future construction projects, plant expansions, the transition to supergene production at Bisha as planned or the start-up of new mines by the Company will be successful.

Environmental risk. Production at the Company’s mine involves the use of toxic materials. Should toxic materials leak or otherwise be discharged from the containment system then the Company may become subject to liability for clean-up work that may not be insured. While the Company intends to prevent discharges of pollutants into the ground water and the environment, it may be unsuccessful and may become subject to liability for hazards that it may not be insured against. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are becoming more stringent.  Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company plans to devote significant time and resources to meeting the goal of complete compliance with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused previous to the Company receiving title to the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Currency risks. At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.  The United States dollar (USD) is the Company’s functional currency, exposing the Company to risk on any fluctuations of the USD with other currencies to which the Company is exposed, which are primarily the Canadian dollar (CAD), South African rand (ZAR), and the Eritrea Nakfa (ERN).  While only a small portion of the Bisha Mine’s operating expenses are denominated in ERN, a re-valuation or de-pegging of this currency to the USD could expose the Company to additional currency risk.

Funding risks. The exploration, development, operations, acquisitions or other activities may require substantial additional financing.  Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, operations, acquisitions or other activities of the Company including a loss of property interest.  Historically, the Company has financed its activities through the sale of equity capital and through cash-flow from operations.  The sale of metals from Bisha currently provides and is expected to continue to provide revenue from operations, which the Company expects will be sufficient to fund its future needs. Factors which may impact cash flows include changes in metal prices, taxes, operating costs, marketability of copper concentrate, gold and other metals from operations, capital expenditures or other unexpected occurrences such as unanticipated costs, delays, times, slowdown or stoppage of operations.  Failure to obtain sufficient financing to continue operations if such needs arise may adversely affect the Company’s business and financial position. Should the Company require additional funding for exploration, development, operations, acquisitions or other activities, there is no assurance that sources of financing will be available on acceptable terms or at all.

Counterparty risks. The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and cash equivalents; (ii) companies that have payables to the Company, including copper concentrate and doré customers and non-controlling interest; and (iii) insurance providers.  As a result, the Company may become exposed to credit-related losses in the event of non-performance by such counterparties.

Insurance risks. Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. Nevsun may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.

Land title risk. The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed.  Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired.  Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including indigenous land claims, and title may be affected by, among other things, undetected defects.  In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Competition risks. The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself.  There is intense competition in the mining industry for mineral rich properties that can be developed and produced economically, the technical expertise to find, develop, and operate such properties, the labour to operate the properties, and the capital for the purpose of funding such properties.  Many competitors not only explore for minerals, but conduct refining and marketing operations on a global basis.  Such current and future competition may result in the Company being unable to acquire desired properties.    The Company is also subject to risks associated with a hostile takeover of the common shares of the Company or other unsolicited attempts to acquire control of the Company.

Write-downs and impairments risk. Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition.  The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired.  The values of such mineral properties are primarily driven by the nature and amount of ore believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable, which becomes more of a risk in the global economic conditions that exist currently.  An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  An impairment loss is measured and recorded based on discounted estimated future cash flows.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.  There are numerous uncertainties inherent in estimating mineral reserves and mineral resources.  Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

In addition, with a weaker global economy, there is a larger risk surrounding inventory levels.  The assumptions used in the valuation of work-in process inventories by the Company include estimates of copper, gold and other metals contained in the ore stock piles, crushed ore piles, processing plant circuits, and an assumption of the copper and gold price and other metal prices expected to be realized when the copper, gold and other metals are recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Derivatives risk. In the future the Company may use certain derivatives products to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and fuel prices.  The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk — risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and integration risk. The Company continues to examine opportunities to acquire additional mining assets and businesses.  Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks.  The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

Any acquisition would be accompanied by risks.  For example, a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, integrating internal controls over financial reporting of such acquired companies, identifying and mitigating any potential domestic or foreign liabilities, including potential liabilities due to foreign anti-corruption laws, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and practices across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant.

In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution.  Alternatively, the Company may choose to finance any such acquisition with its existing resources.  There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Governmental regulatory risks. The Company’s mineral exploration, development and production activities are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, environmental protection and preservation, and other matters.  No assurance can be provided that the Company will be successful in its efforts to comply with all existing rules and regulations, that new rules and regulations will not be enacted, or that existing rules and regulations will not be modified in a manner that could limit or curtail production or development of the Company’s properties.  All such rules and regulations governing the operations and activities of the Company could have a material adverse effect on the Company’s business, financial condition and results of operations.

Share price risk. The market price of a publicly traded stock is affected by many variables not directly related to the success of the Company, including the market for all resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments.  The effect of these and other factors on the market price of the common shares of the Company on the exchanges on which the common shares are listed suggests that the share price will be volatile.  In the previous eight quarters, between January 1, 2012 and December 31, 2013 the Company’s shares traded in a range between Cdn $2.71 and Cdn $6.82.

Dividend policy risks. The Company has established a dividend policy that has considered the long-term sustainability of cash fows and will be reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company.

Between January 1, 2012 and December 31, 2013, the Company paid semi-annual dividends.  Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.  There can be no assurance that the Company will continue to pay dividends at the current rate or at all.

Conflicts of interest. Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

NYSE MKT corporate governance

The Company’s common shares are listed on NYSE MKT, which was previously the American Stock Exchange.  Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of reserves and resources

This MD&A uses the terms “reserves” and “resources” and derivations thereof.  These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.